August 13, 2025

Christopher Sorrells
Chief Executive Officer
Spring Valley Acquisition Corp. III
2100 McKinney Ave., Suite 1675
Dallas, TX 75201

        Re: Spring Valley Acquisition Corp. III
            Registration Statement on Form S-1
            Filed August 6, 2025
            File No. 333-289294
Dear Christopher Sorrells:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Proposed Business
Sponsor Information, page 13

1. We note your response to prior comment 7. Please state the current amount of interest
       Christopher Sorrells has in the sponsor. See Item 1603(a)(7) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 13, 2025
Page 2

        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Jason Simon, Esq.